UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 20, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Chico's FAS, Inc.

File No. 001-16435 - CF#34290

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Chico's FAS, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 8-K/A filed on September 30, 2009, as modified by the same contract refiled with fewer redactions to a Form 8-K/A filed on January 20, 2012.

Based on representations by Chico's FAS, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1	through November 24, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary